SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ORIGINAL

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-51000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, New Jersey 08226

REQUIRED INFORMATION

Item 1-3. The Ocean City Home Bank Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was initially filed, the audit covering the Plan financial statements was not yet complete. The audit is now complete and the Plan financial statements are filed herewith.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

OCEAN CITY HOME BANK

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

331 Newman Springs Road, Suite 125
Red Bank, New Jersey 07701-6765 USA
732 842 3113 . fax 732 741 7292
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania and Maryland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Ocean City Home Bank Savings and Investment Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ocean City Home Bank Savings and Investment Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith + Brown

WithumSmith+Brown, PC
Red Bank, New Jersey
October 10, 2008

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Investments, at fair value, participant directed (Note B):		
Mutual funds	$ 3,556,320	$ 3,036,944
Employer securities	820,460	1,000,806
Common/collective trusts	338,979	340,940
Loans to participants	198,530	181,637
Total investments	4,914,289	4,560,327
Receivables:		
Employer's contribution	-	6,307
Participants' contribution	-	15,535
Total receivables	-	21,842
Net assets available for benefits	$ 4,914,289	$ 4,582,169

Notes to Financial Statements are an integral part of this satement.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007
ADDITIONS	
Additions to Net Assets Attributed to:	
Investment Income:	
Net depreciation in fair value of investments	$ (221,295)
Interest	12,398
Dividends and capital gains	206,547
Other income	309
Contributions:	
Employer contributions	116,710
Participant contributions	355,071
Rollover contributions	3,990
Total additions	473,730
DEDUCTIONS	
Deductions from Net Assets Attribuited to:	
Benefits paid to participants	140,542
Administrative fees	1,068
Total deductions	141,610
Net additions/(deductions)	332,120
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	4,582,169
NET ASSETS AVAILABLE FOR BENEFITS - End of year	$ 4,914,289

Notes to financial statements are an integral part of this statement.

OCEAN CITY HOME BANK SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A - DESCRIPTION OF THE PLAN:

The following description of the Ocean City Home Bank Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, adopted by Ocean City Home Bank, Inc. (the Company), and amended as of July 1, 2006, is a defined contribution plan covering substantially all employees who have attained age 18 or older. Each participant is permitted to enter into a salary reduction agreement with the Company, to have a salary reduction amount made on their behalf pursuant to Section 401(k) of the Internal Revenue Code. The Company is under contract with Prudential Trust Company, to hold and invest the Plan's assets, and maintain individual accounts for each Plan participant pursuant to the terms of the Plan and the trust agreement thereunder. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and required minimum distribution threshold.

Contributions

Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Prudential Trust Company.

A participant may elect, by means of a pretax salary deferral, to contribute up to the maximum percentage allowable not to exceed the Internal Revenue Code prescribed maximum, which is adjusted by the Secretary of the Treasury to reflect cost-of-living increases. For the Plan year 2007, the maximum amount allowable was $20,500, which includes a $5,000 catch up contribution for participants age 50 and over.

Employer matching contributions are made by the Company equal to 50% of a participant's deferral contributions, and are limited to deferral contributions that do not exceed 8% of a participant's eligible compensation. Overall, the maximum employer matching contribution amounts to 4% of a participant's eligible compensation.

The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2007.

Participant Accounts

Each participant account and employer matching account is credited with the salary reduction amount and the employer matching contribution, respectively, an allocation of Plan interest and dividends earned and any realized or unrealized gains or losses on invested funds. Allocations are based upon account balances, as defined, in the Plan agreement.

Vesting and Forfeitures

If a participant attains age 65, becomes permanently and totally disabled, or dies while in the service of the Company, the full value of the employer matching contributions allocated to their account becomes 100% vested to the participant (or in his successor's interest in the event of death) and is nonforfeitable. Notwithstanding such an event, participants become vested in employer matching contributions in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1 year	0%
1 but fewer than 2	20%
2 but fewer than 3	40%
3 but fewer than 4	60%
4 but fewer than 5	80%
5 or more	100%

Upon termination of employment, any portion of a participant's employer matching account attributable to employer matching contributions and investment earnings credited thereon, which is not vested in accordance with the above, shall be forfeited at the time of the participant's termination. The forfeitures are used by the Company to reduce future employer matching contributions. There was $32,842 of forfeitures used to reduce employer matching contributions for the year ended December 31, 2007. Forfeiture balances at December 31, 2007 and 2006 were $6,042 and $32,842, respectively.

The participant's salary reduction amount plus actual earnings thereon are always 100% vested and nonforfeitable.

Participant Loans

Participants may borrow up to one-half of their vested account balance not to exceed $50,000. Loan terms range from one to five years, though the period can be extended if the loan is used to acquire a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through weekly payroll deductions.

Payment of Benefits

Benefits are paid according to the vested interest to which participants are entitled upon retirement, termination, death or total and permanent disability. Such distributions may be made in a single cash sum, as a rollover to another qualified plan, in substantially equal installments, or as a qualified joint and survivor annuity.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a define-contribution plan attributable to fully benefit –responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net contract value of the fund as reported by the investment advisor. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. At December 31, 2007 and 2006, the difference between fair value and contract value was immaterial, and accordingly, no adjustment is reflected in these statements.

Effects of New Accounting Pronouncements:

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement's impact on its financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities – including an amendment of FASB Statement No. 115 ("FAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates and is expected to expand the use of fair value measurement. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the statement's impact on its financial statements.

The Plan is not aware of any other new accounting standards that were required to be adopted in 2007, or yet to be adopted, that would impact the Plan's 2007 or prospective financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds, employer securities, and common/collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company pays for a majority of the Plan's administrative expenses.

NOTE C - INVESTMENTS:

The following presents investments at December 31, 2007 and 2006 that represent 5% or more of the Plan's net assets.

	2007	2006
American Balanced Fund R3	$ 759,573	$ 668,437
Growth Fund of America R3	527,709	413,878
Thornburg International Value Fund A	552,889	404,338
Davis NY Venture Fund A	426,216	386,953
Dryden Stock Index Fund Z	376,294	332,533
Fidelity Advisor Equity Income T	360,417	327,481
Ocean Shore Holding Co. Inc. Common Stock	820,460	1,000,806
Stable Value Fund 80	338,979	340,940

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $221,295, as follows:

Investments at Fair Value as Determined by Quoted Market Prices:

Mutual funds	$ 74,551
Employer securities	(309,430)
Common/collective trusts	13,584
	$ (221,295)

NOTE D - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

The following transactions are considered to be related party transactions and party-in-interest transactions that are exempt from the ERISA prohibited transaction rules.

The Company pays for a majority of the Plan's administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2007, the Company incurred audit and third party administrative fees of $13,334.

The Plan invests in shares of a mutual fund managed by an affiliate of Prudential Trust Company. Prudential Trust Company acts as trustee for Plan investments, as defined by the Plan. At December 31, 2007 and 2006, the Plan had balances in this mutual fund of $376,294 and $332,533, respectively.

The Plan invests in shares of common stock of their parent company, Ocean Shore Holding Co. At December 31, 2007 and 2006, the Plan had balances in this common stock of $820,460 and $1,000,806, respectively.

NOTE E - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$ 4,914,289	$ 4,582,169
Employer's contribution receivable	-	(6,307)
Participants' contribution receivable	-	(15,535)
Net assets available for benefits per Schedule H to the Form 5500	$ 4,914,289	$ 4,560,327

The following is a reconciliation of contributions to the Plan per the financial statements for the year ended December 31, 2007 to Schedule H of Form 5500:

Contributions to the Plan per the financial statements:	
Employer contributions	$ 116,710
Participant contributions	355,071
Rollover contributions	3,990
Total contributions to the Plan per the financial statements	475,771
Plus employer and participant contribution receivable at December 31, 2006	21,842
Less employer and participant contribution receivable at December 31, 2007	-
Contributions to the Plan per Schedule H of Form 5500	$ 497,613

Employer and participant contribution receivable consists of contributions accrued though December 31, 2006, but not yet paid as of that date.

NOTE G - TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated February 29, 1988 that the Plan is qualified and the related trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE H - RISKS AND UNCERTAINTIES:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTARY INFORMATION

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
EIN--21-0478350
PIN--002
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (HELD AT END OF YEAR)
ATTACHMENT TO FORM 5500, SCHEDULE H, LINE 4(i)
December 31, 2007

(a)	(b) Identy of Issue	(c) Description of Investment Type	(d) Cost	(e) Current Value
*	Prudential Investment Management Services	Dryden Stock Index Fund Z	n/a	$ 376,294
	Davis Funds	Davis Opportunity A	n/a	144,080
	Goldman Sachs Mid Cap Value A	Goldman Sachs Mid Cap Value A	n/a	69
	American Funds	American Balanced Fund R3	n/a	759,573
	American Funds	Growth Fund of America R3	n/a	527,709
	Calvert Group	Calvert Income Fund A	n/a	153,110
	American Funds	Cap World Growth & Income R3	n/a	111,846
	Thornburg Investment Management	Thornburg International Value A	n/a	552,889
	Allianz Global Investors	PIMCO Mortgage-Backed Sec Fund A	n/a	57,948
	Blackrock Financial Management	Blackrock Small/Mid Cap Growth A	n/a	60,258
	Davis Funds	Davis NY Venture Fund A	n/a	426,216
	Fidelity Investments	Fidelity Advisor Equity Income	n/a	360,417
	MFS Investment Management	MFS High Yield Opportunities Fund A	n/a	25,911
	Ocean Shore Holding Co, common stock	Ocean Shore Holding Co, common stock	n/a	820,460
	Wells Fargo Bank Minnesota, NA	Stable Value Fund 80	n/a	338,979
	Participant loans-various maturities, interest rate 4.00% to 9.50%		-	198,530
	Total assets held for investment purposes			$ 4,914,289

* Party-in-interest
n/a - Cost not required for participant directed investment

See report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008

Ocean City Home Bank
Savings and Investment Plan

Emily J. Brulay
Plan Administrator

Exhibit 23.1
Auditor's Consent

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

331 Newman Springs Road, Suite 125
Red Bank, New Jersey 07701-6765 USA
732 842 3113 . fax 732 741 7292
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-46836 and 333-64799) of Ocean Shore Holding Co. of our report dated October 10, 2008 relating to the financial statements of the Ocean City Home Bank Savings and Investment Plan, which appears in this Form 11-K.

WithumSmith+Brown

WithumSmith+Brown, PC
Red Bank, New Jersey
October 10, 2008

END